EXHIBIT 99.1

13 June 2003 The Manager Company Announcements Office Australian Stock Exchange Limited 20 Bridge Street SYDNEY NSW 2000	James Hardie Industries N.V.
ARBN 097 829 895
Incorporated in The Netherlands
The liability of members is limited

Level 3, 22 Pitt Street
Sydney NSW 2000 Australia

Telephone (02) 8274 5274
Fax (02) 8274 5217

GPO Box 3935
Sydney NSW 2001 Australia

Dear Sir

The Company’s dividend of US 2.5 cents per share announced on 15 May 2003 converts to 3.76 Australian cents per CUFS.

The dividend is payable in Australian currency on 2 July 2003 to CUFS holders registered at the 12 June 2003 record date.

American Depositary Receipt holders will receive payment in US currency.

Dutch withholding tax will be deducted from the dividend.

Yours faithfully

A T KNEESHAW
MANAGER SECRETARIAL SERVICES